Exhibit 21.1

ROSETTA STONE INC. SUBSIDIARIES
As of March 7, 2018

Entity	Jurisdiction of Incorporation
Rosetta Stone Holdings Inc.	Delaware
Rosetta Stone Ltd. (Formerly Fairfield & Sons Ltd. d/b/a Fairfield Language Technologies)	Virginia
Rosetta Stone International Inc.	Delaware
Rosetta Stone Brazil Holdings LLC	Delaware
Rosetta Stone (UK) Limited	England and Wales
Rosetta Stone GmbH	Germany
Rosetta Stone Canada Inc.	Canada
Rosetta Stone Hong Kong Limited	Hong Kong
Rosetta (Shanghai) Software Trading Co., Ltd.	Shanghai
Rosetta Stone Ensino de Linguas Ltda.	Brazil
Rosetta Stone France SAS	France
Lexia Learning Systems LLC (formerly Lexia Learning Systems Inc.)	Delaware
Rosetta Stone S.A. (formerly Tell Me More S.A.)	France
Auralog Studios SARL	France
Rosetta Stone Mexico SA de CV (formerly Auralog SA de CV)	Mexico
Auralog Software Development (Beijing) Company Ltd.	China
Rosetta Stone Spain SL	Spain